U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligatons may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     (Last)   Story                (First)  David          (Middle)
     (Street) 541 Sterling Drive
     (City)   Richardson           (State)  TX             (Zip)   75081

2.   Issuer Name and Ticker or Trading Symbol
     Microwave Transmission Systems, Inc.

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year           January 2001

5.   If Amendment, Date of Original  (Month/Year)

6.   Relationship of Reporting Person to Issuer

       (Check all applicable)

     ( X )   Director                           (   )    10% Owner
     (   )    Officer (give title below)        (   )    Other (specify below)

             Table I -- Non-Derivative Securities Beneficially Owned

1.    Title of Security      2.  Trans-    3. Trans-    4. Securities Acquired(A)     5. Amount of     6.  Owner-     7. Nature
      (Instr. 3)                 action       action       or Disposed of (D)            Securities        ship          of In-
                                 Date         Code         (Instr. 3, 4 and 5)           Beneficially      Form:         direct
                                              (Instr. 8)                                 Owned at          Direct        Bene-
                                 (Month/                                                 End of            (D)           ficial
                                 Day/                                                    Month             Indirect      Owner-
                                 Year)        Code   V      Amount   (A) or    Price    (Instr. 3 and 4)  (I)            ship
                                                                     (D)                                  (Instr 4.)     (Instr. 4)

      Common Stock               1/2/01       P              200      A        $2.00        13,200            D


 *    If the Form is filed by more than one Reporting Person, see Instruction
      5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                 Table II -- Derivative Securities Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible
                                   securities)




1. Title of Derivative  2. Conver- 3. Trans- 4. Transac-  5. Number of Deriv-   6. Date Exer-   7. Title and Amount of Under-
   Security (Instr 3.)     sion or    action    tion Code    ative Securities Ac-  cisable and Ex- lying Securities
                           Exercise    Date       (Instr. 8)   quired (A) or Dis-    piration Date   (Instr. 3 and 4)
                           Price of                            posed of (D)
                           Deriv-  (Month/                     (Instr. 3, 4, and 5)  (Month/Day/
                           ative   Day/                                              Year)
                                   Year)

                                                                                  Date    Expira-                    Amount or
                                                                                  Exer-   tion           Title       Number of
                                             Code    V        (A)    (D)         cisable Date



8. Price   9. Number    10.Owner-       11.Na-
    of       of Deriv-  ship            ture
  Deriv-     ative      Form            of In-
  ative      Secur-     of De-          direct
  Secur-     ities      rivative        Bene-
   ity       Bene-      Secu-           ficial
             ficially   rity:           Own-
(Instr. 5)   Owned      Direct          ership
             at End     (D) or          (Instr.4.)
              of        Indi-
             Month      rect (I)
            (Instr. 4) (Instr. 4)


Explanation of Responses:


                           /s/ David Story                       4/4/01
                           --------------------------------
                           **Signature of Reporting {Person)     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
         See 18 U.S.C.     1001 and 15 U.S.C.    78(ff)(a)



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b) (4) of Regulation S-T.